Andalay Solar, Inc.
48900 Milmont Drive
Fremont, California  94538
Phone: (408) 402-9400

August 11, 2015

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention: Pamela Long
Assistant Director

Re:          Andalay Solar, Inc.
Registration Statement on Form S-1
July 21, 2015, as amended
File No. 333-205779

To whom it may concern:

Andalay Solar, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 3:00 p.m. Eastern Daylight Time on August 12, 2015 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANDALAY SOLAR, INC.

By: /s/ Steven Chan
Steven Chan, President, Chief Executive Officer
and Chief Financial Officer